Exhibit 99.1

FOR IMMEDIATE RELEASE

Gold Royalty Completes Acquisition of Québec Royalty Portfolio

Vancouver, British Columbia – December 21, 2023 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to announce that, further to its news release dated November 2, 2023, it has completed the acquisition of a portfolio of 21 royalties located in Québec from SOQUEM (Société Québécoise d’exploration minière), a subsidiary of Investissement Québec.

Pursuant to the transaction, the Company acquired the royalty portfolio for consideration C$1.0 million, which was satisfied through the issuance of 496,785 common shares to SOQUEM at a deemed price of approximately US$1.50 per share.

Table 1. SOQUEM Royalty Portfolio

Property	Royalty	Commodities	Operator
Aquilon	1.0% NSR	Au	Sirios Resources
Casault	1.0% NSR	Au	Midland Exploration
Chute-des-Passes	0.5% NSR	Ni	Canada Silver Cobalt Works
Des Meloizes	3.0% NSR	Zn, Ag	Generic Gold Corp
Detour	Milestone Payment	Au	Probe Gold
Dileo Nord	1.0% NSR	Cu, Mo, Au, Ag	Troilus Gold Corp
Duquet	0.75 NSR	Zn, Cu, Pb, Au	Azimut Exploration Inc.
Eastmain Ouest	0.7% NSR	Au	Azimut Exploration Inc.
Fancamp	1.5% NSR	Au	IAMGOLD
Generation Selbaie Bloc 5-6	1.0% NSR	Au, Ag	Midland Exploration
Generation Selbaie Bloc 7	0.5% NSR	Zn	Maple Gold Mines / Agnico Eagle
Gîte Fenton	1.0% NSR	Au, Mo	Cartier Resources Inc
Hazeur	1.0% NSR	Au	BTM Corporation
Jouvex	1.0% NSR	Au	Midland Exploration
La Roncière	1.25% NSR	Au	Imperial Mining Group
Lingwick	1.5% NSR	Cu, Zn, Au, Ag	Midland Exploration
Monique	0.38% NSR	Au	Probe Gold
Noyard	1.0% NSR	Au	Vior
Noyell	1.0% NSR	Au, Zn	Magna Terra Minerals
Pitt Gold	1.0% NSR	Au	Duquesne Gold Mines (First Mining)
Quévillon Nord	1.0-2.0% NSR	Ag	Osisko Mining
Verneuil	0.5% NSR	Au	Vior

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term attractive returns for its investors. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

For additional information, please contact:

Gold Royalty Corp.

Telephone: (833) 396-3066

Email: info@goldroyalty.com